SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Provectus Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74373F100
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74373F100	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Revelation Special Situations Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,052,323 shares of Common Stock Warrants to purchase up to 1,750,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,052,323 shares of Common Stock Warrants to purchase up to 1,750,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,052,323 shares of Common Stock Warrants to purchase up to 1,750,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.21%
12	TYPE OF REPORTING PERSON IV

CUSIP No. 74373F100	13G/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Revelation Capital Management Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,052,323 shares of Common Stock Warrants to purchase up to 1,750,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,052,323 shares of Common Stock Warrants to purchase up to 1,750,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,052,323 shares of Common Stock Warrants to purchase up to 1,750,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.21%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 74373F100	13G/A	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS Chris Kuchanny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,052,323 shares of Common Stock Warrants to purchase up to 1,750,000 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,052,323 shares of Common Stock Warrants to purchase up to 1,750,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,052,323 shares of Common Stock Warrants to purchase up to 1,750,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.21%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 74373F100	13G/A	Page 5 of 6 Pages

This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13G filed on June 1, 2010 (the “Original Schedule 13G”), as amended by Amendment No. 1 filed on February 11, 2011 (the Original Schedule 13G as amended, the “Schedule 13G”), with respect to shares of common stock, par value $0.001 (the “Common Stock”), of Provectus Pharmaceuticals, Inc., a Nevada corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a) and 4 in their entirety as set forth below.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Revelation Special Situations Fund Ltd (formerly named Osmium Special Situations Fund Ltd) (the “Fund”), with respect to the Common Stock directly held by it;

(ii)
Revelation Capital Management Ltd (formerly named Osmium Capital Management Ltd)  (“Revelation”), which serves as the investment manager of the Fund, with respect to the Common Stock directly held by the Fund; and

(iii)	Chris Kuchanny (“Mr. Kuchanny”), which serves as Director of the Fund and Chairman and Chief Investment Officer of Revelation, with respect to the Common Stock directly held by the Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 4.	OWNERSHIP.
The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentage set forth in Row (11) of the cover page for each Reporting Person is based on 109,640,858 shares of Common Stock issued and outstanding as of September 30, 2011, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on November 8, 2011 and assumes the exercise of the warrants reported herein.

The Fund and the Fund’s investment manager, Revelation, share voting and dispositive power over the shares held directly by the Fund. Mr. Kuchanny, as a principal of Revelation, shares voting and dispositive power over the shares reported by it. Each of Revelation and Mr. Kuchanny disclaims beneficial ownership of these securities (except to the extent of any pecuniary interest therein), and this report shall not be deemed an admission that either of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

CUSIP No. 74373F100	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2012

REVELATION SPECIAL SITUATIONS FUND LTD

/s/ Chris Kuchanny
Name:	Chris Kuchanny
Title:	Chairman

REVELATION CAPITAL MANAGEMENT LTD

/s/ Chris Kuchanny
Name:	Chris Kuchanny
Title:	Chairman and CEO

/s/ Chris Kuchanny
CHRIS KUCHANNY